

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 22, 2011

Via Facsimile
Mr. Jianbao Wang
Chief Executive Officer
China Valves Technology, Inc.
21F Kineer Plaza; 226 Jinshui Road
Zhengzhou, Henan Province
People's Republic of China 450008

> **Re:** **China Valves Technology, Inc.**
> **Form 10-K for the Year Ended December 31, 2010**
> **Filed March 16, 2011**
> **Form 10-Q for the Period Ended March 31, 2011**
> **Filed May 10, 2011**
> **Form 8-K/A filed November 8, 2010**
> **File No. 1-34542**

Dear Mr. Wang:

We have reviewed your response letter dated June 10, 2011 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2010

General

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings, including your interim filings.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Year Ended December 31, 2010 Compared with Year Ended December 31, 2009

2. We note your response to comment two from our letter dated May 26, 2011. It appears that your acquisitions of Changsha Valve and Hanwei Valve had a significant impact upon your results of operations and financial condition during 2010. As previously requested, please show us in your supplemental response how you will revise your MD&A in future filings to quantify the impact that each of your material 2010 acquisitions had upon your income statement, balance sheet, and overall liquidity.

Critical Accounting Policies

Goodwill

3. We note your response to comment four from our letter dated May 26, 2011. Please revise to also clarify what you have determined your reporting units to be for purposes of goodwill impairment testing. For example, it is unclear if your reporting units are represented by your main product lines, by geographical region, or some other metric for which discrete financial information is available and operating results are regularly reviewed.

4. We note your response to comment five from our letter dated May 26, 2011. Please tell us if you had any reporting units with estimated fair values that were not substantially in excess of the carrying value as of December 31, 2010. If you had any such reporting units, please provide us with an example of the future filing disclosures previously requested in comment five of our May 26, 2011 comment letter.

Item 9A. Controls and Procedures

(b) Management's annual report on internal control over financial reporting

5. We note your response to comment seven from our letter dated May 26, 2011 in which you indicate that certain changes to your internal controls over financial reporting were made during the period ended March 31, 2011. Your disclosures on page 35 under Item 4 of your March 31, 2011 Form 10-Q do not disclose any changes in internal controls over financial reporting as required. Please confirm that in future filings you will ensure that your internal controls over financial reporting disclosures fully describe the specific nature of any changes in internal controls over financial reporting implemented during the quarter.

Consolidated Financial Statements, page F-1

Note 2 – Summary of Significant Accounting Policies, page F-6

Long-Lived Assets, page F-9

6. We note your response to comment eight from our letter dated May 26, 2011. Please confirm that you will revise your future filings to explain the reason for the $1.3 million impairment of long-lived assets during the year ended December 31, 2010.

Note 11 – Commitments and Contingencies, page F-18

7. We note your response to comment nine from our letter dated May 26, 2011. Please disclose the favorable impact that the acquisitions of both Changsha Valve and Hanwei Valve during 2010 had on your ability to meet the 2010 net income and diluted earnings per share targets required by the Make Good Escrow Agreement. Please also convey to investors how close you may have been to not meeting these targets had one or both of these acquisitions not occurred.

8. We note your response to comment 10 from our letter dated May 26, 2011 in which you indicate that you are unable to estimate any reasonably possible losses associated with the class action lawsuit filed on February 4, 2011. As previously requested, please confirm that you will revise your future filings to disclose that assertion as of the end of the period presented.

Note 15 – Geographic and Product Lines, page F-24

9. We note your response to comment 11 from our letter dated May 26, 2011. Please tell us the names and titles of the personnel who reported directly to the CEO as of December 31, 2010 and March 31, 2011. Please also provide us with copies of any information about the operating results of your business that are regularly reviewed by the CEO and his direct reports, including all such reports reviewed and prepared as of December 31, 2010 and March 31, 2011. As a related matter, please clarify for us how management is able to make statements in your MD&A about the profitability of certain valves compared to other types of valves if information about profitability is not regularly reviewed by the CEO or his direct reports.

Note 16 – Business Combinations, page F-24

10. It appears that you did not file any financial statements upon the acquisition of Changsha Valve or Hanwei Valve as required by Rule 3-05 of Regulation S-X for significant acquisitions. Please provide us with Rule 3-05 significance tests you performed for Changsha Valve and Hanwei Valve in determining it was not necessary to file financial statements for these acquired businesses.

11. We note your response to comment 12 from our letter dated May 26, 2011. Please confirm that you will revise your future filings to include the previously requested disclosures, in a manner similar to that provided in your response letter. When you revise to include the pro forma disclosures required by ASC 805-10-50-2(h), please ensure that you provide a paragraph above the pro forma disclosure to explain in detail what the pro forma amounts are intended to represent and how you determined the pro forma amounts presented.

12. We note your response to comment 13 from our letter dated May 26, 2011. It is unclear why the majority of the additional $8.9 million in payments you paid in connection with the purchase of Changsha Valve would not have already been contemplated and included in the purchase price that Able Delight Investment, Ltd. paid in January 2010. Please explain to us how Changsha Valve incurred over $8 million of liabilities during the one month it was owned by Able Delight Investment, Ltd. Please also explain why you agreed to assume those liabilities without receiving any additional assets or compensation in return, thereby more than doubling the purchase price you paid for Changsha Valve as compared to the price paid by Able Delight Investment Ltd. just one month prior.

13. We note your response to comment 15 from our letter dated May 26, 2011. You have indicated that there is no agreement with Watts Water Technologies, Inc. regarding the investigation into possible improper payments to foreign government officials by employees of Changsha Valve. Therefore, please confirm and revise your future filings, beginning with your Form 10-Q for the period ended June 30, 2011, to indicate, if true, that you have assumed full responsibility for any potential liabilities that may arise as a result of this matter. Please also revise to disclose the following:
   - Provide a background of this investigation (including how and when it arose and the exact nature of the allegations);
   - Describe the current status of the investigation; and
   - Disclose the amount of reasonably possible losses related to this matter or disclose that an estimate cannot be made.

Form 10-Q for the Period Ended March 31, 2011

General

14. Please address the above comments in your interim filings as well.

Consolidated Financial Statements, page 3

Note 2 – Summary of Significant Accounting Policies, page 8

15. We note your response to comment six from our letter dated May 26, 2011. It appears that since reaching a high of $11.63 on November 11, 2010, your stock price has continued to steadily decline over the past several months to a recent closing price of $3.09 per share on

June 20, 2011. Based on the 35,669,654 shares outstanding at March 31, 2011, it appears you have a current market capitalization of approximately $110 million, far below your net assets of $206 million as of March 31, 2011. Please tell us if you performed an interim goodwill impairment test during either the quarter ended March 31, 2011 or the quarter ended June 30, 2011. If you performed the test, please tell us when and what the triggering events were and provide us a summary of the testing performed. If you did not perform an interim goodwill impairment test, please tell us how you considered your declining stock price, recent shareholder lawsuits (as described on page 36 of your March 31, 2011 Form 10-Q), and significant negative operating cash flows during the quarter ended March 31, 2011 in determining that it was not necessary to perform an interim goodwill impairment test during either the quarter ended March 31, 2011 or the quarter ended June 30, 2011. Please refer to ASC 350-20-35-30.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 27

Operating Expenses, page 30

16. We note your responses to comments 18 and 19 from our letter dated May 26, 2011. Please confirm that you will revise your future filings to disclose the information provided in your responses to these two comments. Please also further enhance your disclosures to explain how you determined the sufficiency of your allowance for doubtful accounts as of March 31, 2011. It appears that your allowance for doubtful accounts was $2.2 million as of March 31, 2011 while you had more than $6.7 million of receivables outstanding for more than one year. Please also revise to further expand upon your assessment that management decided there would be a "higher possibility of failure to make accounts receivables collection from several customers". Please revise to explain the facts and circumstances you observed that led to you to that conclusion as of March 31, 2011.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Lisa Etheredge, Staff Accountant, at (202) 551-3424 or the undersigned at (202) 551-3769 if you have questions.

Sincerely,

/s/ Rufus Decker

Rufus Decker
Accounting Branch Chief